Energy

RECEIVED

2007 JUN 19 A 4:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: 01738 455165
Facsimile: 01738 455281

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.

07024461

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

14 June 2007

SUPPL

Re: Scottish and Southern Energy plc

SEC File No. 82 – 3099

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek,

Reference is hereby made to the letter dated 12 April, 1991 (the "Application Letter") provided to the Securities and Exchange Commission (the "Commission") on behalf of Scottish Hydro-Electric plc (now known as Scottish and Southern Energy plc), a company incorporated under the laws of Scotland (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.scottish-southern.co.uk. At a minimum, the Company will publish, in English, the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 6/19

If you have any questions with regard to this information, please contact my colleague, Anne Sutherland by email on anne.sutherland@scottish-southern.co.uk.

Yours sincerely,

V Donnelly

Vincent Donnelly
Company Secretary

END